

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 2007

Mr. Joe G. Brooks
Chief Executive Office and President
Advanced Environmental Recycling Technologies, Inc.
914 N. Jefferson Street, Post Office Box 1237
Springdale, Arkansas   72765

Re: Advanced Environmental Recycling Technologies, Inc.
       Registration Statement on Form S-3 filed on November 28, 2007
       File No.: 333-147679
       Annual Report on Form 10-K for the FYE December 31, 2006;
       Form 10-Q for September 30, 2007; Form 10-Q for June 30, 2007; and
       Form 10-Q for March 31, 2007
       File No.: 1-10367

Dear Mr. Brooks:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that 4,867,370 shares of Class A common stock you are registering may or may not ever be issued as dividends. Similarly, the 30,606 shares of Series D preferred stock may or may not ever be issued as dividends. As such, it is premature to register the resale of the Class A shares that may be issued as dividends and the Class A shares that underlie shares of Series D preferred that may be issued as dividends, as they are not outstanding at this time. Accordingly, these shares should be removed from

the registration statement.

Selling Stockholders, page 6

2. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

3. By asterisk or some other notation, identify any selling stockholder who is also a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is a broker-dealer, the prospectus must state that the seller is an underwriter.

4. If the seller is an affiliate of a broker-dealer state that:

- the seller purchased the securities in the ordinary course of business, and
- at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the company is not able to make those statements in the prospectus, the prospectus must state that the seller is an underwriter.

5. Please reconcile the amount of securities being registered pursuant to this registration statement with the total amount should in the table as being offered by the selling stockholders.

6. We note your footnote disclosure discussing, for several of the selling stockholders, the impact of the 4.99% ownership limitation on the number of shares reflected in the table as beneficially owned by such selling shareholder. Please revise the table and/or the footnote as appropriate to disclose the total number of shares beneficially owned by such holders without regard to the 4.99% limitation.

7. Please describe the material terms, including the conversion terms, of the Series D convertible preferred stock and the warrants.

Where You Can Find More Information, page 9

8. Include the address of the SEC in the second paragraph.

9. Specifically incorporate by reference the company's amended Forms10-K/A filed on April 13, 2007 and April 30, 2007.

Signature, page II-3

> 10. The registration statement should be signed by the company's principal
>   executive officer, its principal financial officer, and its controller or
>   principal accounting officer whose titles should be shown on the signature
>   page. Any person should indicate each capacity in which he/she signs the
>   registration statement.

Financial Statements

General

> 11. We note that your Form 10-Q for the nine month period ended September
>   30, 2007 indicates you have generated a net loss in excess of $3 million.
>   Please note the updating requirements of Rule 3-01 of Regulation S-X,
>   particularly sub-paragraphs (b) and (c).

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

General

> 12. Where a comment below requests additional disclosures or other revisions
>   to be made, please show us in your supplemental response what the
>   revisions will look like. With the exception of the comments below that
>   specifically request an amendment, all other revisions may be included in
>   your future filings.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters …page 11

> 13. Indicate that the over-the-counter market quotations reflect inter-dealer
>   prices, without retail mark-up, mark-down or commission and may not
>   necessarily represent actual transactions.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, 35

> 14. In future filings, please include or clarify your reference to the addresses of
>   the beneficial owners listed in the table and referred to in your column (2)
>   heading. Please refer to Item 403(a) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 37

>   15. State whether or not in management's opinion the terms of each related party transaction discussed are believed to be on terms no less favorable to the company as those which could have been obtained from unrelated third parties.

Other Related Party Transactions, page 37

>   16. Describe the reasons for the:
>   - miscellaneous charges of $20,216 owed to Marjorie S. Brooks,
>   - out-of-pocket expenses of $15,000 owed to Joe G. Brooks, and
>   - miscellaneous other items of $31,658 owed to related parties (identify each party)
>
>   17. Describe the type of consulting services performed by Mr. Jim Robason for $88,000.

Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

2006 Operations: Sales, page 13

>   18. Please enhance your discussion of fluctuations in sales between periods by revising your disclosures on pages 13 and/or 17 to present both the dollar and percentage change in each product type's sales (e.g. ChoiceDek, MoistureShield, OEM products).

Selling and Administrative Expenses, page 17

>   19. Selling and administrative costs increased approximately 12% between 2005 and 2006. Please revise your filing to provide a more robust analysis of the factors that contributed to this increase. Where more than one factor contributed to the increase, each significant factor should be separately described and quantified. Please refer to Item 303 of Regulation S-K.

Contractual Obligations, page 21

>   20. Please revise your table of contractual obligations in future filings to include estimated interest payments on your debt and a discussion of how you derived these amounts. Because the table is aimed at increasing

transparency of cash flows, we believe these payments should be included in the table. We refer to comment 8 from our comment letter issued to you on December 30, 2004.

Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Inventories, page F-11

21. Please revise to disclose the actual and estimated amount of general and administrative costs remaining in inventory at each balance sheet date as well as the aggregate amount of general and administrative costs incurred in each period presented. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

Note 5: Notes Payable and Long-Term Debt, page F-17

22. Please revise to clarify the payment terms associated with your notes payable to related parties and others. For example, it is unclear whether your related party notes and notes payable to finance insurance policies require minimum monthly principal and interest payments, principal and interest payments only on demand, or some other payment structure.

23. It appears from your disclosures on page 20 that you have debt covenants on both your bonds payable and Allstate notes payable. However, your disclosures on page F-18 only indicate that waivers were obtained from the bond trustee. Please tell us and revise future filings to clarify the debt covenants associated with each of your separate debt agreements, your compliance with these covenants as of December 31, 2006, the existence of any cross-default provisions, whether you obtained separate waivers from each lender for any violations, and if so, the specific covenant violations and time periods covered by each waiver.

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm

24. Please amend your filing to include a signed consent. The firm's signature block should appear below the opinion and above the city, state and date issued.

Signatures, page 39

25. The annual report on Form 10-K should be signed by the company's principal executive officer, its principal financial officer, and its controller

or principal accounting officer whose titles should be shown on the signature page. Each person should indicate each capacity in which he/she signs the annual report.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Consolidated Financial Statements

Note 8: Debt

26. We note your disclosure that you were not in compliance with the long-term debt service coverage ratio covenant included in your 2003 bond agreement as of September 30, 2007 and according to your disclosures on page 2 of your Form S-3, a waiver has not yet been received. Please tell us how you considered the provisions of EITF 86-30 in determining it was appropriate to classify the bonds payable as non-current as of September 30, 2007.

Note 11: Subsequent Event

27. Please tell us how you intend to account for both the October 2007 preferred stock and the warrants at inception of the private placement transaction and on an on-going basis (including the accounting literature you relied up on to support your treatment). Your response should also address how you determined the value to be allocated to both the preferred stock and the warrants.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Accountant at (202) 551-3424 or John Hartz, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

Mr. Joe G. Brooks
Advanced Environmental Recycling Technologies, Inc.
December 21, 2007
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